Vestas

Copenhagen Stock Exchan
Nikolaj Plads 6
1067 Copenhagen K

Randers, 19 August 2005
Stock exchange announcement No. 27/2005
Page 1 of 1

A German company has taken out a writ against Vestas

The Management of Vestas Wind Systems A/S has just been notified that the German company Enercon GmbH has taken out a writ against Vestas Wind Systems A/S and the Vestas Group's German subsidiary Vestas Deutschland GmbH as well as the registered directors of the two companies and a number of Vestas Deutschland GmbH's customers. Enercon GmbH claims that an infringement has taken place in respect of a patent owned by Enercon GmbH. The patent concerns lightning protection of blades for wind turbines.

The Vestas Group's patent strategy aims among other things to avoid infringement of patents owned by third parties. In the opinion of the Management the Vestas Group does not infringe third party patents.

Vestas Wind Systems A/S has not yet had the opportunity to examine the writ. However, it is the immediate opinion that the claim made by Enercon GmbH is not lawful. The examination of the writ and an evaluation of the matter are expected to be finalised by the end of September 2005. Meanwhile, there is no basis for providing further comments on the matter.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82